May 19, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company
Jackson National Separate Account – I (“Registrant”)
File Nos. 333-172875 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 1 under the Securities Act of 1933, and Amendment No. 263 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplement in the Amendment includes a change to the mortality and expense risk charge and a change to the optional features available under the LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefit (GMWB).

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman
       Joan E. Boros